Exhibit 3.1

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INTERSECT ENT, INC.

1.	The name of the corporation shall be Intersect ENT, Inc. (the “Corporation”).

2.
The address of its registered office in the State of Delaware is: Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

3.
The nature of the business or purposes to be conducted or promoted by the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4.	The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock and the par value of each of such shares is $0.01.

5.	The Corporation is to have perpetual existence.

6.	The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

7.	Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

8.
Meetings of stockholders may be held within or without of the State of Delaware, as the by-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the Corporation.

9.
The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

10.	Section 203 of the DGCL shall not apply to the Corporation.